Law Offices Of
                                DANIEL C. MASTERS
                        P. O. Box 66, La Jolla, CA 92038
                   Tel: (858) 459-1133 *** Fax: (858) 459-1103
                            Email: masters@lawyer.com


February 1, 2010

Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, DC  20549

     Re: MedBook World, Inc.
         Registration Statement on Form 10-12G, Amendment No. 1
         Filed January 14, 2010
         File No. 000-53850

Dear Mr. Riedler:

In response to your letter dated January 27, 2010, we are filing Amendment No. 2 herewith. Amendment No. 2 contains the following changes:

     * On page 5, the section titled "ACCOUNTING IN THE EVENT OF A BUSINESS COMBINATION" has been rewritten.

     * On page F-7, footnote "b" titled "BASIC EARNINGS PER SHARE" has been rewritten.

     * On page F-8, footnote "f" titled "STOCK-BASED COMPENSATION" has been rewritten.

     *    On page F-8, footnote "g" titled "INCOME TAXES" has been rewritten.

     * On page F-2, our auditor's report has been updated to reflect the changes to footnotes.

No other changes were made except the number of the Amendment (No. 2) and the date on the signature page (February 1, 2010).

The Company further acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Daniel C. Masters
---------------------------------
Daniel C. Masters, Esq.
Counsel to MedBook World, Inc.